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                                                              Exhibit 99.(a)(10)

         BERKSHIRE HATHAWAY SUCCESSFULLY COMPLETES CASH TENDER OFFER
                           FOR BENJAMIN MOORE & CO.


          Omaha, Nebraska, December 18, 2000  Berkshire Hathaway Inc. (NYSE:
BRK.A, BRK.B) announced today the successful completion of the cash tender offer by B Acquisition, Inc., a wholly owned subsidiary of Berkshire Hathaway, for all outstanding shares of the common stock of Benjamin Moore & Co. (OTCBB: MBEN.OB). The tender offer expired, as scheduled, at 12:00 midnight, New York City time, on Friday, December 15, 2000.

          Berkshire Hathaway, through B Acquisition, has accepted for purchase all shares validly tendered and not withdrawn prior to the expiration of the offer at the price of $37.82 per share in cash. Based on information provided by EquiServe Trust Company, N.A., the depositary for the tender offer, approximately 26,122,742 shares of Benjamin Moore common stock have been acquired by B Acquisition out of approximately 26,469,381 shares currently outstanding, or approximately 98.7% of all outstanding shares.

          Payment for shares properly tendered and accepted will be made as promptly as practicable and, in the case of shares tendered by guaranteed delivery procedures, promptly after timely delivery of shares and required documentation.

          As previously announced, Berkshire Hathaway will acquire the remaining shares of Benjamin Moore common stock through a merger pursuant to which each remaining share of Benjamin Moore common stock will be converted into the right to receive $37.82 in cash and following which Benjamin Moore will become a wholly owned subsidiary of Berkshire Hathaway. Berkshire Hathaway and Benjamin Moore expect to consummate the merger as soon as practicable.

          Benjamin Moore, a leading manufacturer and retailer of premium paints, stains, and industrial coatings, was founded in 1883. Headquartered in Montvale, New Jersey, Benjamin Moore's products are distributed throughout North America through a network of authorized dealers.

          Berkshire Hathaway is a holding company which owns subsidiaries engaged in a diverse number of business activities. The most important of these is the property and casualty insurance business conducted on both a direct and reinsurance basis through a number of subsidiaries.


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FOR FURTHER INFORMATION, PLEASE CONTACT:

     Berkshire Hathaway:  Marc Hamburg
                          (402) 346-1400

     Benjamin Moore:      Eileen McComb
                          (201) 573-6620

     Hill and Knowlton:   Marisa Jacobs
                          (212) 885-0390